Exhibit 99.1

OKYO Pharma Limited Interview to Air on Bloomberg U.S. on the RedChip Money Report®

New York and London– September 8, 2022 – OKYO Pharma Limited (NASDAQ: OKYO; LSE: OKYO;), a biotechnology company focused on the discovery and development of novel molecules to treat inflammatory dry eye diseases and ocular pain, today announces that an interview with its CEO, Dr Gary Jacob will air on The RedChip Money Report® on Bloomberg TV, this Saturday, September 10, at 7 p.m. Eastern Time (ET). Bloomberg TV is available in an estimated 73 million homes across the U.S.

Interview highlights:

In the exclusive RedChip Money Report interview, Dr. Gary Jacob discusses the Company’s NASDAQ listing, near term plans for the Phase 2 study for Dry Eye Disease, top-line data expectations, and much more.

Access this interview in its entirety at https://www.okyoinfo.com/interview access

A replay will be available in the Investor Updates section of the Company’s website here:

About OKYO Pharma Limited

OKYO Pharma Limited (LSE: OKYO; NASDAQ: OKYO) is a life sciences company admitted to listing on NASDAQ and on the standard segment of the Official List of the UK Financial Conduct Authority and to trading on the main market for listed securities of London Stock Exchange plc. OKYO is focusing on the discovery and development of novel molecules to treat inflammatory dry eye diseases and chronic pain.

For further information, please visit www.okyopharma.com/

About The RedChip Money Report®

The RedChip Money Report® is produced by RedChip Companies Inc., an international Investor Relations and media firm with 30 years’ experience focused on Discovering Tomorrow’s Blue Chips Today™. “The RedChip Money Report®” delivers insightful commentary on small cap investing, interviews with Wall Street analysts, financial book reviews, as well as featured interviews with executives of public companies.

Forward Looking Statements

Certain statements made in this announcement are forward-looking statements including with respect to the creation of a trading market for ADSs representing the Ordinary Shares in the United States. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including market conditions. We caution you therefore against relying on any of these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, without limitation, our ability to raise capital to fund continuing operations; our ability to protect our intellectual property rights; the impact of any infringement actions or other litigation brought against us; competition from other providers and products; our ability to develop and commercialize products and services; changes in government regulation; our ability to complete capital raising transactions; and other factors relating to our industry, our operations and results of operations. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

Contact:

OKYO Pharma Limited

Gary S. Jacob, Ph.D., Chief Executive Officer

Phone: (212) 209-3998

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

Or 407-491-4498

OKYO@redchip.com